Alston&Bird llp

The Atlantic Building

950 F. Street, N.W.

Washington, DC 20004-2601

202-239-3300

Fax: 202-239-3333

www.alston.com

David J. Baum Direct Dial: 202-239-3346 E-mail: david.baum@alston.com

January 13, 2015

VIA EDGAR

Filing Desk

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-2521

Re:	Centerstone Investors Trust: Centerstone Investors Fund and Centerstone International Fund

Ladies and Gentlemen:

On behalf of Centerstone Investors Trust (the “Trust”), filed with this correspondence is a registration statement on Form N-1A concerning the registration of the Trust and the shares of the Centerstone Investors Fund and Centerstone International Fund, which are the initial series of the Trust (“Funds”), under the Securities Act of 1933 and the Investment Company Act of 1940 (“1940 Act”).

Prior to this registration, the Trust filed a related notification of registration under the 1940 Act on Form N-8A.

Please call me at (202) 239-3346 if you have any questions or comments regarding this filing.

Sincerely,

/s/ David J. Baum

David J. Baum

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